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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒                Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐                No ☒

        This report on Form 6-K contains a press release dated April 8, 2002 announcing ANDERS IGEL APPOINTED AS THE PRESIDENT AND CEO OF TELIA AND THE PLANNED COMBINED ENTITY OF SONERA AND TELIA.

1 (3)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN

SONERA CORPORATION

STOCK EXCHANGE RELEASE
APRIL 8, 2002 10.30 a.m.

ANDERS IGEL APPOINTED AS THE PRESIDENT AND CEO OF TELIA AND THE PLANNED COMBINED ENTITY OF SONERA AND TELIA

        The Swedish and Finnish telecommunications companies Telia and Sonera announced on March 26, 2002 plan to merge. The companies told, that the President and CEO of the new, combined entity will be the new President and CEO of Telia, who will be appointed outside of the two companies.

        The Board of Directors' of Telia has today appointed Anders Igel (51) to the position of President and CEO of Telia. He will assume his duties September 30, at the latest, to succeed Marianne Nivert who is retiring from the company. Igel has Engineering Masters degree from the Stockholm Royal Institute of Technology and in addition a B.Sc in Economics from the Stockholm School of Economics. Anders Igel joins Telia from his current role of President and CEO of Esselte where he is presently stationed in London. Esselte is a world leader in the supply of office materials

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications & IR

Distribution:
HEX Helsinki Exchanges
Major media

Appendix 1: Telia has today issued the following press release in English:

ANDERS IGEL NEW PRESIDENT AND CEO OF TELIA

        Anders Igel has been appointed to the position of President and CEO of Telia. He will assume his duties September 30, at the latest, to succeed Marianne Nivert who is retiring from the company.

        Anders Igel is 51 years old with an Engineering Masters degree from the Stockholm Royal Institute of Technology and in addition a B.Sc in Economics from the Stockholm School of Economics. Anders Igel joins Telia from his current role of President and CEO of Esselte where he is presently stationed in London. Esselte is a world leader in the supply of office materials, with over 7,000 employees in more than 100 countries and a turnover of SEK 11 bn. Anders Igel is a former Ericsson Executive Vice President. During his time with Ericsson he has been responsible for business activities in Spain, the UK and in Australia and in addition Head of Business Area Infocom Systems within the Public Networks Business Area.

        "Anders Igel has the best pre-requisites for the job of leading Telia. His present role gives him the experience of being the head of an international and listed company in the consumer goods business. In addition, 20 years at Ericsson have given him a wealth of knowledge and a broad contact network within the world of telecoms. He has a well documented combination of far-sightedness, sensitivity and the ability to act with the vigour that this job demands. As a member of the Telia Board of Directors, he comes well armed with a clear understanding of the development opportunities that are available" comments Lars-Eric Petersson.

        "In this recruitment process we have had the benefit of time, meaning that we have been allowed to be thorough, both in defining the required profile and studying alternative candidates. We have also been able to co-ordinate the recruitment process with the work that has been carried out in the merger discussions with Sonera. In Anders Igel we have a leader with a broad experience of change, a solid telecom background, an international perspective and a strong market orientation. It is pleasing to see that it was just these qualities that we were looking for when the work started to identify the person we wanted to be the next CEO" says Lars-Eric Petersson.

        "As a member of the Board of Directors, I have had the benefit of working with Telia's long-term structure and ambitions. In the midst of planning for a merger with Sonera, I believe that the conditions are right to build something powerful. It is difficult for me to think of a more important or exiting challenge than building the leading Nordic telecom company of the future together with all the knowledgeable colleagues in Sonera and Telia", says Anders Igel.

        Marianne Nivert comments: "Anders Igel has a broad level of competence and is seriously committed to finding the right solution to any of the issues that he is faced with. Telia should be congratulated for making a wise choice."

        Telia had a turnover in 2001 of SEK 57 bn SEK with 17,000 employees at year-end. After the planned merger with Sonera the Group will have a combined turnover of SEK 83 bn and 34,000 employees.

        Anders Igel is available for questions after the press conference which will be held at 12.00 hrs today, today Monday 8th April 2001, at Telia Headquarters, Conference Centre, Mårbackagatan 11 (Building-H), in Farsta.

For further information please contact:
Telia's Press Office, phone +46 8 713 5830

Appendix 2: SHORT BIOGRAPHY—ANDERS IGEL

        Anders Igel was born in 1951 in Stockholm. He is married with three daughters between 14 and 21 years of age. At the present time Anders lives in London.

Education:

        Anders Igel has an Engineering Masters degree from the Stockholm Royal Institute of Technology (1974) and a B.Sc. in Economics from The Stockholm School of Economics (1977).

Employment:

        Anders Igel began his career as a radar-system development engineer for Philips Electronics in Stockholm.

        He started working for Ericsson in 1978 employed in the development of AXE services. This was followed by an international career as a marketing executive for Ericsson in the Middle-East, South-East Asia and Latin America. In 1990 Anders Igel was appointed Head of Ericsson UK, with a special assignment to build up the company's UK business in the light of the newly liberalised telecom sector. In 1995 he became the Head of Public Networks business area and two years later Head of Infocom Systems. Infocom Systems became one of Ericsson's three global business areas, comprising fixed networks, internet and IP-communication. Anders Igel was also responsible for all of Ericsson's activities in Spain, the UK and Australia.

        After 20 years with Ericsson, Anders Igel decided to leave the company in 1999 to take up the appointment of president and CEO for Esselte. Since joining Esselte, the company's profitability and market development has improved significantly.

        Anders Igel has been a member of the Telia Board of Directors since 1999.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION
STOCK EXCHANGE RELEASE APRIL 8, 2002 10.30 a.m.
ANDERS IGEL APPOINTED AS THE PRESIDENT AND CEO OF TELIA AND THE PLANNED COMBINED ENTITY OF SONERA AND TELIA
SIGNATURES